Leonard E. Neilson
A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0800 LNEILSONLAW@AOL.COM

August 19, 2008

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jill S. Davis, Branch Chief

100 F Street, NE

Washington, D.C. 20549-7010

Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 0-23530
Response to comment letter

Dear Ms. Davis:

This is a follow-up to my telephone conversation today with Jennifer O’Brien of the Commission Staff concerning Trans Energy, Inc. (the “Company”) and its response to the Commission letter of July 9, 2008.

The Company intends to file an amended Form 10-Q to its quarterly report for the period ended March 31, 2008, to address issues raised in the Commission’s July 9-letter. Please be informed that the Company filed on August 14, 2008 its Form 10-Q for the quarterly period ended June 30, 2008, which incorporates, as appropriate, responses to the Commission letter.

The Company has represented that it is working with accountants and engineers to formulate its response to Commission comments concerning the Form 10-KSB for the year ended December 31, 2007. The Company further represented that it may be several days until it has sufficient information from its engineers to complete and file an amended Form 10-KSB. Accordingly, we are hereby requesting that the Commission grant the Company an additional two weeks to finalize its response to the Commissions July-9 letter.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/s/ Leonard E. Neilson

Leonard E. Neilson

:ae

CC: Trans Energy, Inc.